EXHIBIT 4.6
DATA I/O CORPORATION
DESCRIPTION OF DATA I/O CORPORATION’S COMMON STOCK

The common stock of Data I/O Corporation is its only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation and Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (the “Articles”) and our Amended and Restated Bylaws (the “Bylaws”), each of which attached as exhibit to the Annual Report on Form 10-K. We are incorporated in the State of Washington and are subject to the Washington Business Corporation Act, Title 23B of the Revised Code of Washington.

Authorized Capital Shares

Our authorized capital shares are thirty-five million (35,000,000), consisting of thirty million (30,000,000) shares of Common Stock (“Common Stock”), and five million (5,000,000) shares of Preferred Stock. Two hundred thousand (200,000) shares of Series A Junior Participating Preferred Stock have been designated. The outstanding shares of our Common Stock are fully paid and nonassessable. There are no shares of Preferred Stock outstanding.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Holders of Common Stock will share ratably in all assets legally available for distribution to our shareholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.

Potential Limitations on Rights of Holders of Common Stock

Our Articles authorize our board of directors to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. Two hundred thousand (200,000) shares of Series A Junior Participating Preferred Stock have been designated, but none are outstanding. The rights of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future.

Listing

The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “DAIO.